VIA EDGAR

February 3, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	MarineMax, Inc. (the “Registrant”)

Registration Statement on Form S-3

Filed January 29, 2026

File No. 333-293055 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective on February 3, 2026, or as soon thereafter as practicable.

Very truly yours,

MARINEMAX, INC.

/s/ Michael H. McLamb
Michael H. McLamb,
Executive Vice President and
Chief Financial Officer